
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

17 April 2003


03050296

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

dlw 5/15


SEC MAIL PROCESSING SECTION
RECEIVED
APR 29 2003
WASH. D.C.
155

/Announcement/Submission to SEC/CT/at

SEC File No: 82-3622

MASNET No. 72 OF 16.04.2003
Announcement No. 72

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL - INCORPORATION OF SUBSIDIARIES

Singapore Telecommunications Limited wishes to announce that, its subsidiary, C2C Pte Ltd., in which it has 59.5% interest, has incorporated three wholly-owned subsidiaries (the "Subsidiaries") known as C2C Global Networks Ltd, C2C Global Networks (Asia) Ltd and C2C Global Networks (Pacific) Ltd.

Each of the Subsidiaries is a company incorporated in Bermuda with an authorised share capital of US$12,000. The principal activity of each of the Subsidiaries is to sell, lease and otherwise deal in capacity in fibre-optic networks. SingTel's directors on each of the Subsidiaries are Mr Tsunekazu Matsudaira and Mr Hoh Wing Chee.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 16 April 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 16/04/2003 to the SGX



SEC MAIL PROCESSING
RECEIVED
APR 29 2003
WASH. D.C. SECTION
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MASNET No. 19 OF 15.04.2003
Announcement No. 35

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Transponder Lease Agreement With APT Satellite Company Limited

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT

TRANSPONDER LEASE AGREEMENT WITH APT SATELLITE COMPANY LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that it has entered into a Transponder Lease Agreement ("Agreement") with APT Satellite Company Limited ("APT(HK)"), an indirect wholly-owned subsidiary of Hong Kong listed company, APT Satellite Holdings Limited ("APT"), to lease 6 Transponders with the right to lease up to 5 additional Transponders and to provide operational and maintenance services. The aggregate value of the lease for the 11 Transponders is US$55,814,525. The fees payable for the provision of operational and maintenance services is US$29,863,167. SingTel has an interest of 5.53% in APT through its wholly-owned subsidiary, SingaSat Pte Ltd ("SingaSat"). SingaSat also holds 28.57% of the issued share capital of APT Satellite International Company Limited, which in turn holds 51.92% of the issued share capital of APT.

The Agreement supercedes an earlier agreement with APT(HK) for the lease of 15 Transponders. As part of its continual review of its capital expenditure program, SingTel scaled back the lease of 15 Transponders to a maximum of 11 Transponders in line with the market demand conditions.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 15 April 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 15/04/2003 to the SGX


SEC MAIL PROCESSING
RECEIVED
APR 29 2003
WASH. D.C.

SEC File No: 82-3622

MASNET No. 26 OF 14.04.2003
Announcement No. 51

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	11/04/2003
Date of change of interest:	11/04/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(1,476,000)
% of issued share capital:	0.0083
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.418
No. of shares held before the transaction:	457,160,371
% of issued share capital:	2.5646
No. of shares held after the transaction:	455,684,371
% of issued share capital:	2.5563

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,082,528,993	
% of issued share capital:	6.0728	
No. of shares held after the transaction:	1,081,052,993	
% of issued share capital:	6.0645	
Total shares:	1,081,052,993	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/04/2003, the date of receipt of notice, to the SGX



SEC File No: 82-3622

MASNET No. 25 OF 14.04.2003
Announcement No. 50

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	11/04/2003
Date of change of interest:	09/04/2003
Name of registered holder:	United Overseas Bank Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(34,000)
% of issued share capital:	0.0002
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.4300
No. of shares held before the transaction:	64,117,496
% of issued share capital:	0.3597
No. of shares held after the transaction:	64,083,496
% of issued share capital:	0.3595

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,082,562,993	
% of issued share capital:	6.073	
No. of shares held after the transaction:	1,082,528,993	
% of issued share capital:	6.0728	
Total shares:	1,082,528,993	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/04/2003, the date of receipt of notice, to the SGX



SEC MAIL PROCESSING
RECEIVED
APR 29 2003
WASH. D.C. 155 SECTION

SEC File No: 82-3622

MASNET No. 24 OF 14.04.2003
Announcement No. 49

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	11/04/2003
Date of change of interest:	09/04/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares from an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(434,000)
% of issued share capital:	0.0024
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	518,656,411
% of issued share capital:	2.9096
No. of shares held after the transaction:	518,222,411
% of issued share capital:	2.9071

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,082,996,993	
% of issued share capital:	6.0754	
No. of shares held after the transaction:	1,082,562,993	
% of issued share capital:	6.073	
Total shares:	1,082,562,993	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/04/2003, the date of receipt of notice, to the SGX



SEC MAIL PROCESSING
RECEIVED
APR 29 2003
WASH. D.C.
SECTION
155

SEC File No: 82-3622

MASNET No. 23 OF 14.04.2003
Announcement No. 48

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	11/04/2003
Date of change of interest:	09/04/2003
Name of registered holder:	HSBC (Singapore) Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares into an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	392,800
% of issued share capital:	0.0022
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	26,176,867
% of issued share capital:	0.1468
No. of shares held after the transaction:	26,569,667
% of issued share capital:	0.1491

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,082,604,193	
% of issued share capital:	6.0732	
No. of shares held after the transaction:	1,082,996,993	
% of issued share capital:	6.0754	
Total shares:	1,082,996,993	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/04/2003, the date of receipt of notice, to the SGX


SEC MAIL PROCESSING SECTION
RECEIVED
APR 29 2003
WASH. D.C.
155

SEC File No: 82-3622

MASNET No. 12 OF 11.04.2003
Announcement No. 12

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	10/04/2003
Date of change of interest:	09/04/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares into an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	638,400
% of issued share capital:	0.0036
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	456,521,971
% of issued share capital:	2.561
No. of shares held after the transaction:	457,160,371
% of issued share capital:	2.5646

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,081,965,793	
% of issued share capital:	6.0697	
No. of shares held after the transaction:	1,082,604,193	
% of issued share capital:	6.0732	
Total shares:	1,082,604,193	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Comanies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/04/2003, the date of receipt of notice, to the SGX



SEC MAIL PROCESSING
RECEIVED
APR 29 2003
WASH. D.C. 155 SECTION

MASNET No. 11 OF 11.04.2003
Announcement No. 11

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	10/04/2003
Date of change of interest:	09/04/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of shares from an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(3,894,080)
% of issued share capital:	0.0218
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	460,416,051
% of issued share capital:	2.5829
No. of shares held after the transaction:	456,521,971
% of issued share capital:	2.561

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,085,859,873	
% of issued share capital:	6.0915	
No. of shares held after the transaction:	1,081,965,793	
% of issued share capital:	6.0697	
Total shares:	1,081,965,793	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Comanies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/04/2003, the date of receipt of notice, to the SGX


SEC MAIL PROCESSING SECTION
RECEIVED
APR 29 2003
WASH. D.C.
155